
July 22, 2011

Via E-mail
Jason Xinghua Wu
Chief Executive Officer
China Nepstar Chain Drugstore Ltd.
6TH Floor, Tower B, Xinnengyuan Building
Nanhai Road, Nashan District
Shenzhen, Guangdong Province 518054
People's Republic of China

> **Re:** **China Nepstar Chain Drugstore Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 20, 2011**
> **File No. 001-33751**

Dear Mr. Wu:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Notes to the Consolidated Financial Statements

1. Principles, Activities, Organization, and Basis of Presentation
(c) Organization, page F-12

1. Please provide us proposed disclosure to be included in future periodic reports explaining the term of the agreements and any renewal provisions.

2   Summary of Significant Accounting Policies
(a) Principles of Consolidation, page F-14

2.   You consolidate your subsidiaries based on contractual agreements. Please provide us
     proposed disclosure to be included in future periodic reports clarifying why you believe you
     are the primary beneficiary of your subsidiaries. In this respect, please clarify how the
     contractual agreements discussed in Note 1c are enforceable, and grant you the power to
     direct the significant activities and the right to the economic return of any variable interest
     entities. Refer to ASC 810-10-50-12.a.

(m)   Revenue recognition, page F-18

3.   Please provide us proposed disclosure to be included in future periodic reports clarifying
     your policy with respect to the free gifts or a cash coupon to be used for a future purchases
     issued in conjunction with the Nepstar shopper's card program. Also, please address your
     accounting policy for the loyalty points collection program discussed on page 36. Clarify
     how your policy and presentation comply with ASC 605-50-25 and ASC 605-50-45.

Item 15. Controls And Procedures
Management's Annual Report on Internal Control Over Financial Reporting, page 91

4.   We note that you conduct substantially all of your operations outside of the United States. In
     order to enhance our understanding of how you prepare your financial statements and assess
     your internal control over financial reporting, we ask that you provide us with information
     that will help us answer the following questions.

     How do you evaluate and assess internal control over financial reporting?

     In connection with your process to determine whether your internal control over financial
     reporting was effective, please describe whether and how you considered controls to
     address financial reporting risks that are relevant to all locations where you have
     operations.

     If you have an internal audit function, please describe it and explain how, if at all, that
     function impacted your evaluation of your internal control over financial reporting.

     **How do you maintain your books and records and prepare your financial
     statements?**

     If you maintain your books and records in accordance with U.S. GAAP, describe the
     controls you maintain to ensure that the activities you conduct and the transactions you
     consummate are recorded in accordance with U.S. GAAP.

If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

What is the background of the people involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

- what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
- what relevant education and ongoing training he or she has had relating to U.S. GAAP;
- the nature of his or her contractual or other relationship to you;
- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

- the name and address of the accounting firm or organization;
- the qualifications of their employees who perform the services for your company;
- how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Do you have an audit committee financial expert?

You identify an audit committee financial expert in your filing. Please describe his qualifications, including the extent of his or her knowledge of U.S. GAAP and internal control over financial reporting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins, Staff Accountant, (202) 551-3658 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant